September 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christina DiAngelo

Re:	New Covenant Funds (File No. 811-09025)

Ms. DiAngelo:

This letter responds to comments provided by you to SEI Global Fund Services (“SEI”), in their capacity as administrator to the New Covenant Funds (the “Trust” or “Funds”) in a telephone conversation on August 27, 2012. The comments provided relate to the June 30, 2011 annual report filed on Form N-CSR (the “Report”). Additionally, comments for the Funds also relate to Form N-CSR filed on September 1, 2011. SEI became administrator to the Trust effective April 1, 2012. Prior to April 1, 2012, U.S. Bancorp Fund Services, LLC served as the Trust’s administrator.

In connection with our responses, we acknowledge that the Funds, through its officers and trustees, are primarily responsible for the adequacy and accuracy of the disclosure in the Reports. Staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Reports. Furthermore, the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of each of your comments below, followed by our response.

SEC Comment 1 –

In the Schedule of Investments, please disclose the applicable rates for preferred stocks.

Response to Comment 1 –

SEI agrees and going forward will disclose the rate for all preferred securities, to the extent that such rates are available, in the Schedule of Investments.

SEC Comment 2 –

In the Schedule of Investments, please disclose the class of shares invested in for any investment in a mutual fund.

Response to Comment 2 –

SEI agrees and going forward will disclose the class of shares for any mutual fund investment in the Schedule of Investments.

SEC Comment 3 –

In the Statement of Assets and Liabilities, please disclose separately any payables to Directors.

Response to Comment 4 –

SEI agrees and going forward will disclose separately any payables to Directors in the Statement of Assets and Liabilities.

SEC Comment 4 –

In the Statement of Operations, please break out any expenses that are greater than 5% of total expenses.

Response to Comment 4 –

SEI agrees and going forward will break out any expenses that are greater than 5% of total expenses on the Statement of

Operations.

SEC Comment 5 –

For Funds that disclosed returns of capital on the Statement of Changes in Net Assets and Financial Highlights, please confirm the Funds are in compliance with Section 19(a) under the 1940 Act (Notice of Distributions).

Response to Comment 5 –

The estimates used to determine the dividends paid for the Balanced Growth Fund and Balanced Income Fund in June 2011 indicated that the Funds’ distributions would be comprised solely of net investment income. After the tax calculations were completed and reviewed in August 2011, a portion of the dividends for each the two Funds were identified as returns of capital. Rule 19a-1(e) states that “[i]f any…estimate is subsequently ascertained to be inaccurate…a correction there of shall be made by a written statement pursuant to section 19(a) of the Act or in the first report to stockholders following discovery of the inaccuracy.” (Emphasis added.) Accordingly, pursuant to Rule 19a-1(e), the reclassification was disclosed in the Trust’s next annual report that was sent to shareholders.

SEC Comment 6 –

In the supplemental data section of the annual report under “Additional Fund Information – Hypothetical Cost of Investing”, please calculate the expenses paid during the period using 365(6) days.

Response to Comment 6 –

SEI agrees and going forward will calculate the expenses paid during the period using 365(6) days.

SEC Comment 7 –

In the Trustees and Officers of the Trust section of the report, please disclose the term of office for the Trustees and Officers.

Response to Comment 7 –

SEI agrees and going forward will disclose the term of office of the Trustees and Officers in the Trust.

SEC Comment 8 –

In the N-CSR filing, the certifications are dated and signed on August 25, 2011, which is prior to August 29, 2011, the opinion date of the Report of Independent Registered Public Accounting Firm. Please confirm that Management has controls in place to support and approve signing off on certifications prior to the opinion date.

Response to Comment 8 –

As part of management’s controls surrounding the financial reporting process, management had reviewed a draft of the Independent Registered Public Accounting Firm’s opinion prior to signing off on the N-CSR’s certifications. Additionally, several conversations between management and the Independent Registered Public Accounting Firm, including those documented in the minutes to the Audit Committee Meeting on August 22, 2011, indicated that “no material weakness or significant deficiencies in the Funds’ internal controls were detected during the audit.” Along with other procedures established in the Funds’ Disclosure Controls and Procedures and Internal Controls Over Financial Reporting, management believed it had enough information to reasonably make conclusions regarding the appropriateness of the controls in place prior to the date of the audit opinion.

SEC Comment 9 –

Please make sure that any shareholder proxy votes are disclosed in the subsequent financial statements.

Response to Comment 9 –

SEI agrees and going forward will disclose any shareholder proxy votes in the subsequent Report.

Please contact Peter Rodriguez at (610) 676-3309 if you have any questions or comments.

Very truly yours,

/S/ PETER A. RODRIGUEZ

Peter A. Rodriguez

Controller and Chief Financial Officer

cc:	Robert A. Nesher

Russell Emery

Timothy D. Barto

James F. Volk